

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2014

Via E-mail
Oleksandr Bezuhlyi
President, Chief Executive Officer, Secretary
Ketdarina Corp.
2360 Corporate Circle Ste 400
Henderson, Nevada 89074

> **Re: Ketdarina Corp.**
> **Registration Statement on Form S-1**
> **Filed December 16, 2013**
> **File No. 333-192874**

Dear Mr. Bezuhlyi:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Given the nature of the offering and the size of the offering relative to the number of shares outstanding held by non-affiliates, it appears that these securities may be being offered by or on behalf of the registrant. In this regard, we note that your Treasurer is offering shares for resale and we would like to know what, if any, relation Mr. Volodmyr

Bezuhlyi has to your principal executive officer. If so, the offering is not eligible to be conducted on a continuous or delayed basis pursuant to Rule 415(a)(1)(i) of Regulation C. Please provide us with your detailed analysis of why this offering is not by or on behalf of the registrant, which analysis should address all of the factors set forth in Securities Act Rules Compliance and Disclosure Interpretation 612.09, available on our website at www.sec.gov.

3. Please provide us with your analysis as to whether you are a shell company, as defined in Rule 405 under the Securities Act of 1933, as amended. In this regard, we note that you appear to have no or nominal operations and assets consisting of cash and nominal other assets. If you conclude that your company is a shell company, please revise your prospectus to disclose conspicuously that you are a shell company and further disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities.

4. You state throughout the prospectus that you have only one employee, Oleksandr Bezuhlyi. However, we note that Oleksandr Galdetskyi serves as your Treasurer and is discussed in multiple sections as if he is an executive officer (e.g., Summary Compensation Table). Please clarify the nature of Mr. Galdetskyi's employment and revise your disclosures where appropriate. Furthermore, please explain why he is listed as a selling shareholder where you also state that none of the selling shareholders are officers or directors.

5. Please ensure that your prospectus consistently references your intended business. In this regard, you refer to your need to attract "enough international students who will use your services" on page 5. We also note your reference to your "discovery or development efforts" and "competing technologies" on page 8. Please revise or advise.

Risk Factors, page 5

If we do not obtain additional financing, our business will fail., page 5

6. Please revise to quantify the amount of additional funds you will require in order to put this risk in context.

U.S. Investors may experience difficulties in attempting to effect service . . ., page 7

7. Please elaborate on this risk factor to state where you will be doing business. For example, indicate where your business offices will be located.

When our shares of common stock commence trading . . ., page 8

8. We note that OTC trading of common stock has not been established and may not ever happen. Please revise your risk factor and similar disclosures to clarify that OTC trading is not a question of "when" but rather "if."

Our reporting obligations under Section 15(d) . . ., page 10

9. Your disclosure here, which indicates that your reporting obligations may be suspended because you may only be obligated to report pursuant to Section 15(d), seems inconsistent with your disclosure elsewhere where you indicate that you intend to arrange to have your shares quoted on the OTC Bulletin Board because eligibility for quotation on the OTCBB requires the issuer to file reports pursuant to Section 13 or 15(d) of the Exchange Act. If you are suggesting that you do not plan to continue to report after your Section 15(d) reporting obligations have been suspended, please also disclose that your securities will not be eligible to be, or continue to be, quoted on the OTCBB.

Description of Business, page 17

10. Please include the form and year of organization pursuant to Item 101(h)(1) of Regulation S-K.

Competition, page 20

11. Please describe your competitive methods or strategy pursuant to Item 101(h)(4)(iv) of Regulation S-K.

Rule 144 shares, page 22

12. Your disclosure here appears to be inconsistent. In the first sentence of this section, you state that a total of 1,680,000 shares are available for sale pursuant to Rule 144 but in the last sentence of the same section you quantify this amount at 2,000,000 shares and you state that they are all held by affiliates. Please advise or revise.

Management's Discussion and Analysis or Plan of Operation, page 23

13. Please provide discussion and analysis of your liquidity, capital resources, and off-balance sheet arrangements pursuant to Item 303(a) of Regulation S-K. In this added disclosure, please describe the rate of negative cash flow per month and the period of time that available cash can sustain current operations.

14. Please revise to include a discussion and analysis of your financial condition and changes in financial condition for the year ended June 30, 2013 and three months ended

September 30, 2013. Please also include a discussion of your results of operations for the three months ended September 30, 2013 and 2012. See Item 303 of Regulation S-K.

Plan of Operation, page 24

15. We note your table outlining the milestones and costs you expect to incur from June 2013 to May 2014. Please disclose general and administrative costs and professional fees included in the total cost of operation in the table. Also, please expand your discussion to address your progress, or lack thereof, in achieving the milestones. For example, discuss the extent of your advertising campaign anticipated to begin by September 2013, whether or not your website has launched enabling you to generate revenues and your progress in seeking new clients.

16. You state based on your current operating plan, you do not expect to generate revenue sufficient cover expenses for the next six months. Further, you state you have not received confirmation from anyone to loan or invest funds in the company including your sole officer and director. We also note that your auditor has expressed a going concern opinion. Please disclose management's viable plans to overcome the uncertainty of your ability to continue as a going concern, and to include a reasonably detailed discussion of your ability or inability to generate sufficient cash to support your operations during the 12-month period following the date of the financial statements and the amount of capital necessary to sustain operations. Your disclosure should provide enough detail that your readers gain insight into management's analysis and concerns related to your ability to continue to operate, including the probability of success for the various actions you are proposing. Note any registrant that has identified a material liquidity deficiency must disclose the course of action to remedy the deficiency. Refer to Item 303(a)(1) of Regulation S-K.

Available Information, page 25

17. We note in your risk factors the possibility that you may not trigger reporting obligations. Please disclose whether you will voluntarily provide annual reports with audited financials if you are not required to do so. See Item 101(h)(5) of Regulation S-K.

Directors, Executive Officer, Promoters and Control Persons, page 26

18. We note your indication here that your principal executive officer, Mr. Bezuhlyi, currently works as a sales representative for the same company, Andriy Chornyy FOP, in which you have entered into a Contract for Wholesale Services. Considering you and your principal executive officer appear to be direct competitors for business, please disclose how Mr. Bezuhlyi intends to allocate potential business opportunities. Please add risk factor disclosure addressing the conflicts of interest that appear to be present.

Executive Compensation, page 27

19. We note that Mr. Galdetskyi is listed in the Summary Compensation Table for officers and directors. Please discuss the compensation agreements or understanding that may exist between you and Mr. Galdetskyi, similar to the discussion of Mr. Bezuhlyi's compensation. See Item 402(o) of Regulation S-K.

Financial Statements, page 30

Condensed Statements of Cash Flows, page F-12

20. We note that the net loss for the three months ended September 30, 2012 differs from the amount of net loss reported in the condensed statements of operations on page F-11. Please revise or advise.

Exhibits, page II-4

21. We note the power of attorney included in the Signatures section on page II-6. Please include a manually signed copy of the power of attorney or a reference in the exhibits index to the Signatures section pursuant to Item 601(b)(24).

Exhibit 5.1 – Legal Opinion

22. Counsel's legal opinion refers to the shares being registered for resale as "Dividend Shares" and seems to suggest that such shares are being distributed to the selling shareholders pursuant to the accompanying registration statement. This characterization seems inaccurate. Please have counsel revise his legal opinion to reflect the nature of the transaction as it is described in the accompanying registration statement or tell us why the legal opinion is accurate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney, at (202) 551-3485 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara Ransom
Assistant Director

cc: John T. Root